February 19, 2016

VIA EDGAR

William H. Thompson

Accounting Branch Chief

Office of Consumer Products

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	UGI Corporation
Form 10-K for Fiscal Year Ended September 30, 2015
Filed November 30, 2015
File No. 1-11071

Dear Mr. Thompson:

This letter is submitted by UGI Corporation (the “Company”) in response to your letter dated January 21, 2016 relating to the above referenced filing by the Company. Set forth below in italics are the comments contained in the Staff’s letter, together with the Company’s responses.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

1.	We note during Fiscal 2015 one of the two major macroeconomic events impacting your businesses and results was the decline in worldwide commodity prices and you expect your results in Fiscal 2016 will be influenced by commodity prices. We also note on page 6 you disclose “retail propane industry volumes have been declining for several years and no or modest growth in total demand is foreseen in the next several years.” Please tell us and in future filings expand your disclosure within Management’s Discussion and Analysis to provide more specific insight regarding the operational impact, uncertainties and possible impairments a continued decline in commodity prices and volumes may have on your operations.

Further, with regards to your critical accounting policy on goodwill impairment please confirm to us, if true, that no reporting units are at risk of failing step one of the goodwill impairment test under ASC 350-20-35-4 through 8. Otherwise, for reporting units with material goodwill that are at risk of failing step one of the goodwill impairment test, disclose the following: the percentage by which fair value exceeded carrying value as of the date of the most recent test; a description of how

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 19, 2016

the main valuation assumptions were determined; and a discussion of the degree of uncertainty associated with the main assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the main assumptions.

Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350.

Response:

As discussed below, we do not believe that additional information is required in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) by Item 303(a)(3)(ii) of Regulation S-K. The uncertainties relating to the cost of energy and the volume of sales of propane are not uncertainties that are reasonably likely to have a material impact on total margin (defined as total revenues less total cost of sales), net income, liquidity, or goodwill.

Impact of Commodity Prices

The Company is a holding company that, through subsidiaries and affiliates, distributes, stores, transports and markets energy products and related services. As more fully described below, because we are not a significant producer of energy products but are involved primarily in the retail distribution and marketing of energy products that we purchase, in large part, from producers and wholesale suppliers, along with related services, we generally are not negatively impacted by significant fluctuations, including declines, in energy commodity prices. Although changes in our revenues and cost of sales are influenced by changes in market prices for energy commodities, our gross margin and profitability are generally not significantly affected for the reasons described below. Furthermore, as discussed below, declines in commodity energy prices do not generally indicate a triggering event that, by itself, results in an impairment of our long-lived assets.

Changes in wholesale energy commodity prices can impact each of our businesses differently. These different impacts are the result of differences in the types of products or services that we sell and, in the case of our natural gas and electricity distribution utilities, the effects of regulatory practices.

Liquefied Petroleum Gas (“LPG”) Distribution and Energy Marketing

Our LPG distribution businesses are comprised of our AmeriGas Propane segment in the U.S. and our UGI International segments in Europe and China. Our Energy Services segment, which is conducted by the Company’s wholly owned subsidiary, UGI Energy Services, LLC (“Energy Services”), and provides energy marketing in the Mid-Atlantic and Northeast U.S., sells or distributes energy products used in large part for heating purposes.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 19, 2016

AmeriGas Propane’s retail LPG business and our UGI International retail LPG businesses are “margin-based” businesses in which total margin is dependent upon the excess of the selling price over LPG supply costs. LPG, as an energy commodity, is subject to price fluctuations in response to changes in supply or other market conditions. For example, during the fiscal year ended September 30, 2015 (“Fiscal 2015”), the wholesale commodity prices for propane as indicated by propane prices at major U.S. supply points such as Mont Belvieu, Texas, and Conway, Kansas, were approximately 50% lower than such prices during the fiscal year ended September 30, 2014 (“Fiscal 2014”). In Europe, wholesale LPG prices declined more than 40% in Fiscal 2015. A substantial portion of our LPG supply contracts typically provide for pricing based upon index formulas using current prices established at a major storage point or posted prices at the time of delivery. As a result, our LPG supply costs generally decline when there are market declines in wholesale LPG commodity prices.

During periods of LPG commodity price increases, we generally seek to pass on such increases to our customers on a timely basis. A portion of AmeriGas Propane’s and UGI International’s retail customers enter into fixed-price contracts. In order to manage market price risk associated with fixed-price contracts, AmeriGas Propane and our International LPG businesses use derivative financial instruments and forward physical contracts, and may also adopt supply procurement and product cost risk management practices to reduce the effects of volatility in wholesale commodity prices on unit margins. A substantial portion of our Energy Services energy marketing business generally involves the execution of fixed-price contracts with customers. In order to reduce market risk associated with its fixed-price contracts, Energy Services uses physical, futures and other derivative contracts to economically hedge the future cost of energy associated with such contracts. As a result, increases or decreases in Energy Services’ commodity prices associated with fixed-price customers do not significantly impact its energy marketing unit margin. However, lower commodity prices reduce working capital requirements and bad debt expense, which may modestly improve earnings.

During periods of declining LPG wholesale commodity costs, the unit margins of our domestic and International LPG marketing and distribution businesses generally remain steady or increase slightly. Our customers benefit from declining commodity prices through lower selling prices. In addition, lower LPG selling prices dampen price-induced customer conservation and generally reduce our exposure to customer credit risk and payment default. Additionally, the lower LPG selling prices reduce the amount of cash needed to fund investments in working capital, principally customer accounts receivable and inventory. As a result, lower wholesale LPG commodity prices tend to have a beneficial impact on our results.

With respect to the impact of lower wholesale LPG commodity prices on possible long-lived asset impairments at our domestic and international LPG distribution businesses, declining wholesale LPG commodity prices generally do not negatively impact cash flows associated with these long-lived assets. As previously mentioned, as LPG commodity prices decline, our unit margins generally increase, which increases the cash flow associated with our LPG distribution businesses’ long-lived assets.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 19, 2016

Impact of AmeriGas Propane Industry Volume Trends

As noted on pages 6-7 of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2015 (the “Annual Report”), under the heading “Competition,” retail propane industry volumes have been declining for several years and no or modest growth in total demand is foreseen in the next several years. Among other things, this decline in demand is the result of the impact of conservation and energy efficiency and technological advances as well as the expansion of natural gas into areas that previously did not have such access. As a result, as disclosed on page 7 of the Annual Report, AmeriGas Partners, L.P.’s (“AmeriGas Partners”) ability to grow in a no or low growth business environment is dependent upon the expansion of its National Accounts and AmeriGas Cylinder Exchange (“ACE”) programs, its ability to acquire and successfully integrate other retail propane distributors as well as its ability to attract and retain customers. The expansion of our National Accounts and ACE programs has been effective in offsetting the impact of the decline in retail propane industry volumes, and AmeriGas Partners has been successful in acquiring and integrating both small and large retail propane distribution companies, including the Heritage Propane acquisition on January 12, 2012, and continues to pursue growth through its acquisition program. As a result of these growth initiatives, the decline in industry total volumes has not had a significant impact on AmeriGas Partners’ profitability. Furthermore, as the factors that cause minimal or no growth within the industry are generally long-term in nature, the impact on year-over-year results is not material to a year-to-year analysis and are not uncertainties requiring disclosure in UGI’s MD&A because they are not reasonably likely to have a material impact on total margin, net income or liquidity during the next several years. Accordingly, we believe that it is more meaningful to describe such general long-term trends in the “Business” section of our Annual Report (Item 1).

Regulated Utilities

The natural gas (“Gas Utility”) and electric utility (“Electric Utility”) businesses of our subsidiary, UGI Utilities, Inc. (“Utilities”), are subject to regulation by the Pennsylvania Public Utility Commission (“PUC”) and, with respect to its customers in Maryland, the Maryland Public Service Commission. Gas Utility’s and Electric Utility’s tariffs contain clauses that permit recovery of all prudently incurred purchased gas and power costs through the application of purchased gas cost (“PGC”) and default service (“DS”) rates. As a result of the PGC and DS recovery mechanisms, increases or decreases in the cost of natural gas or electricity associated with customers who purchase their natural gas or electricity from Gas Utility or Electric Utility have no direct effect on our operations or total margin. Similar to our domestic and international LPG businesses, our Gas Utility and Electric Utility customers benefit from lower wholesale commodity prices through lower PGC and DS rates, and the lower rates dampen price-induced customer conservation, reduce our exposure to customer credit risk and payment default, and reduce the cash needed to fund investments in working capital, principally customer accounts receivable and inventory.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 19, 2016

Midstream Assets

Our Midstream assets principally comprise natural gas gathering pipelines, natural gas and propane storage assets, electricity generation assets, and an investment in natural gas production assets in the Marcellus Shale region of Pennsylvania.

Our natural gas gathering assets are located in the Marcellus Shale region of Pennsylvania. This region is proximate to major population centers in the Mid-Atlantic and Northeast U.S., where there is strong demand for natural gas. We have entered into contracts with natural gas producers to transport natural gas through our natural gas gathering system and to connect with major interstate pipelines. Our contracts with these producers include fixed (“demand”) fees that are not dependent on volumes transported. Moreover, these contractual fees are not based upon the market prices for natural gas. Accordingly, contractual revenues associated with these natural gas gathering pipelines are not directly affected by the amount of gas that is transported, nor declines in natural gas prices. Although our investments in this natural gas gathering infrastructure are recoverable through fixed fee contracts with producers, continued declines in natural gas prices could eventually impact the financial condition of these producers, which could result in payment defaults or bankruptcies of the producers. If this were to occur, it could impact the recoverability of these assets in the near term. However, the producers transporting on the gathering system have also dedicated all or a portion of their production acreage to these assets. As a result, any and all gas produced from these wells is “dedicated” to be transported to the interstate market through Energy Services’ gathering system. We believe that this acreage dedication, the favorable location of our natural gas gathering assets in the Marcellus Shale region of Pennsylvania, with their proximity and access to the strong demand from the Mid-Atlantic and Northeast population centers, and our fixed fee contracts with producers make these assets valuable and impairment unlikely.

Our natural gas and propane storage assets located in Pennsylvania continue to benefit from continued strong demand for natural gas and peaking service from downstream natural gas distribution utilities. We do not foresee that a decline in natural gas prices would materially impact the storage fees we receive. Furthermore, we believe that continued declines in natural gas commodity prices will increase the demand for natural gas storage service.

Our electricity generation assets located in Pennsylvania principally comprise our 5.97% (approximately 102 megawatt) ownership interest in the coal-fired Conemaugh generation station and our 100% ownership of the Hunlock Station, which operates on natural gas. These facilities are low-cost electricity production facilities located in the PJM Interconnection. Our Hunlock Station’s access to inexpensive Marcellus Shale natural gas feedstock as well as recent pollution mitigation expenditures at the Conemaugh generation station and its easy access to low cost coal fuel make it likely that these facilities will continue to operate at a level that will recover our investments.

Based upon the discussion above, we do not believe that a continued decline in energy commodity prices is reasonably likely to have a material impact on our results of operations or

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 19, 2016

financial condition, or that such decline will result in a material impairment of our long-lived assets. In our future MD&A, we will continue to disclose the period-over-period impact of changes in wholesale propane commodity prices on revenues, cost of sales and margin by major business unit. If our assessment of the impact of decreasing energy prices changes, we will consider whether disclosure in the MD&A is required by Item 303(a)(3)(ii).

Goodwill

UGI tests for possible impairment of goodwill as of the end of each fiscal year and at other times throughout the year if an event occurs or circumstances change that would indicate that the fair value of the reporting unit is more likely than not to have decreased below its carrying amount. In our most recent analysis as of September 30, 2015, we determined that the fair values of each of our reporting units with goodwill were substantially in excess of their carrying amounts. As of September 30, 2015, the estimated fair values of each of our reporting units with goodwill exceeded the respective carrying amounts by more than 35% of such carrying amounts. If, in the future, the fair value of a reporting unit with material goodwill is not substantially in excess of its carrying amount, we will provide appropriate disclosure in accordance with Item 303(a)(3)(ii) of Regulation S-K, Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960 and any other applicable rules and regulations and Staff guidance.

*        *        *

Mr. William H. Thompson

U.S. Securities and Exchange Commission

February 19, 2016

In connection with the response above, the Company acknowledges that

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please do not hesitate to contact the undersigned at (610) 337-1000, or Linda L. Griggs, of Morgan, Lewis & Bockius, LLP, at (202) 739-5245.

Very truly yours,

UGI Corporation

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Chief Financial Officer

cc: Linda L. Griggs